Exhibit 12.1
Associated Materials, LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor					Predecessor
	Years Ended				October 13, 2010 to January 1, 2011	January 3, 2010 to October 12, 2010
(Dollars in thousands)	January 3, 2015	December 28, 2013	December 29, 2012	December 31, 2011
Earnings:
Loss before income taxes	$(320,890)	$(30,986)	$(32,762)	$(223,223)	$(56,462)	$(66,054)
Plus: Fixed charges	94,287	91,706	87,544	87,982	18,621	67,895
Total (loss) earnings	(226,603)	60,720	54,782	(135,241)	(37,841)	1,841

Fixed charges:
Interest expense	82,527	79,751	75,520	75,729	16,120	58,759
Plus: Imputed interest on operating leases	11,760	11,955	12,024	12,253	2,501	9,136
Total fixed charges	$94,287	$91,706	$87,544	$87,982	$18,621	$67,895

Ratio of earnings to fixed charges (1)	—	0.66	0.63	—	—	0.03

(1)
For the successor years ended January 3, 2015, December 28, 2013, December 29, 2012 and December 31, 2011, the successor period October 13, 2010 to January 1, 2011 and the predecessor period January 3, 2010 to October 12, 2010 earnings were not adequate to cover fixed charges by $320.9 million, $31.0 million, $32.8 million, $223.2 million, $56.5 million, and $66.1 million, respectively.